Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG SECOND QUARTER 2007
OPERATING AND FINANCIAL PERFORMANCE

Toronto (August 1, 2007) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported second quarter net income of $37.8 million, or $0.28 per share, and second quarter cash provided by operating activities of $79.8 million.  Second quarter 2007 net income included a non-cash foreign currency translation loss of $8.0 million, or $0.06 per share.  In the comparable 2006 quarter, the Company reported net income of $37.1 million, or $0.32 per share, and cash provided by operating activities of $48.1 million.

Cash provided by operating activities increased by $31.7 million in the second quarter of 2007 compared to the second quarter of 2006, largely due to working capital movements.  Net income was essentially unchanged, while earnings per share were negatively impacted by the issuance of approximately 12.5 million common shares upon the acquisition of Cumberland Resources Ltd. (“Cumberland”) in April 2007.

Second quarter 2007 highlights include:

•                  The acquisition of Cumberland and its 100% owned Meadowbank gold project

•                  A 66% increase in cash provided by operating activities to $79.8 million versus Q2, 2006

•                  Strong earnings of $37.8 million, or $0.28 per share

•                  Low total cash costs per ounce(1) at LaRonde of minus $699

•                  A record 30 consecutive months without a lost time accident underground at LaRonde

•                  LaRonde wins its third consecutive Quebec Mine Rescue championship

In the first half of 2007, the Company recorded net income of $62.7 million, or $0.49 per share, and cash provided by operating activities of $135.9 million.  In the first half of 2006, Agnico-Eagle recorded net income of $74.3 million, or $0.67 per share, and cash provided by operating activities of $67.8 million.

With the increase in operating cash flows and the acquisition of Cumberland in the second quarter of 2007, the Company’s financial position remains strong.  Cash and cash equivalents totaled $495.3 million at June 30, 2007, an increase of $67.7 million during the second quarter.  The Company’s financial position continued to strengthen despite $106.4 million in capital expenditures during the second quarter of 2007.

Payable gold production(1) in the second quarter of 2007 was 56,392 ounces at total cash costs per ounce of minus $699.  This compares with payable gold production of 55,966 ounces, at total cash costs per ounce of minus $975, in the second quarter of 2006.  The increase in total cash costs per

(1) Payable gold production and total cash costs per ounce are non-GAAP measures.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

ounce in the second quarter of 2007 versus the prior period is mainly due to a stronger Canadian dollar, increased minesite costs and lower byproduct copper revenues.

“With another strong quarter of cash flows and earnings, Agnico-Eagle remains solidly positioned for significant gold production and reserve growth.  With our next new gold mines, Goldex and Kittila, expected to begin production within a year, we are poised to begin a period in which we expect to see five-fold growth in gold output by 2010, while maintaining our low political risk profile, strong balance sheet and significant exploration upside” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Additionally, over the next 18 months, we anticipate gold reserves at our existing projects to grow from the current 15.4 million ounces to 18 to 20 million ounces.  We also believe that we are in a very good position to potentially exceed this gold reserve target with additional drilling at our current projects” added Mr. Boyd.

Conference Call Tomorrow

The Company will host its quarterly conference call tomorrow, Thursday August 2 at 11:00am E.D.T.  Management will review the Company’s operating and financial results for the second quarter of 2007 and provide an update of its exploration and development activities.

Via Telephone:

To listen on the telephone, please dial (416) 644-3417 or 1 (800) 732-6179 toll free, at least five minutes before the scheduled start of the presentation.

Via Webcast:

Additionally, a live audio webcast of the presentation will be available on the Company’s website homepage at www.agnico-eagle.com.  The webcast along with presentation slides will be archived for 180 days on the website.

Replay archive:

The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21234830#.  It will be available from Thursday, August 2, 2007 at 1:00 pm until Thursday, August 9, 2007 at 11:59pm.

LaRonde Mine - Strong Performance Continues

The LaRonde mill processed an average of 7,470 tonnes of ore per day in the second quarter of 2007, compared with an average of 7,220 tonnes per day in the corresponding period of 2006.  LaRonde has now been operating at an average of approximately 7,300 tonnes per day for over three and a half years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(2) were C$71 in the second quarter.  These costs are higher than the C$61 per tonne experienced in the second quarter of 2006.  The increase in costs was partly due to the processing of approximately 30,000 tonnes of ore from the adjacent Bousquet mine (which has minesite costs of over C$100 per tonne), partly due to accelerated lateral development and also industry-wide cost escalation for inputs including fuel, reagents, steel and cement.

Minesite costs per tonne are expected to be approximately C$65 for the full year 2007, five percent higher than 2006, due to the expected cost escalation mentioned above, offset somewhat by lower reagent consumption in the mill due to improvements in the copper-zinc circuit.  Second half 2007 minesite costs per tonne are expected to decrease somewhat as the benefit of the accelerated development undertaken over the past several quarters is realized.

(2) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at minus $699 in the second quarter.  This compares with the results of the second quarter of 2006 when total cash costs per ounce were minus $975.  The increase in total cash costs is due to a stronger Canadian dollar, increased minesite costs and lower byproduct copper revenues.

LaRonde’s full year 2007 production forecast is an estimated 240,000 ounces of gold, the same as the prior estimate.  Byproduct production is now estimated at 4.9 million ounces of silver, up 4%, 71,000 tonnes of zinc, down 7%, and 7,800 tonnes of copper, down 10%.  The change in byproduct estimates is largely due to the mining of lower grade ore which is economic at current prices.  As a result, the mine life of LaRonde could be extended.   Total cash costs per ounce of gold production for the year are expected to be significantly less than nil, at current byproduct metal prices.

Agnico-Eagle is proud to announce that its LaRonde Mine Rescue Team won the prestigious Quebec Championship for the third consecutive year, the first time that any team has accomplished this feat in the 52 year history of the event.

Cash Position At Record Level, Despite Large Investments in Gold Growth

Cash and cash equivalents increased to $495.3 million at June 30, 2007 from the March 31, 2007 balance of $427.6 million, as the strong cash generating performance from the LaRonde mine and the cash acquired in the Cumberland transaction more than offset capital investments at the Company’s development projects.

During the quarter, Agnico-Eagle added $79.8 million of cash provided by operating activities and an additional $96.0 million upon the acquisition of Cumberland.  Capital expenditures in the quarter totaled $106.4 million, including $31.4 million on the construction of Meadowbank, $27.2 million on Goldex, $15.7 million on the extension at LaRonde, $14.0 million at Kittila and $4.8 million at Lapa. For the full year 2007, capital expenditures are expected to total over $400 million.

With a large cash balance, strong cash flows, no long term debt, and substantially undrawn bank lines of $300 million, Agnico-Eagle is well funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

Four New Gold Mines Under Construction, Board Decision On Pinos Altos Expected In Third Quarter

At the 100% owned Goldex mine project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005.  Proven and probable reserves of 1.7 million ounces of gold (22.9 million tonnes grading 2.3 grams per tonne) are estimated to be sufficient for a ten year mine life with annual production averaging 170,000 ounces at total cash costs of approximately $225 per ounce, assuming C$/US$ of 1.30.  With a large additional resource, the deposit remains open for expansion.

The Goldex production shaft had reached a depth of 641 metres at the end of June 2007, towards a final planned depth of 865 metres.  The shaft is expected to be completed by year end 2007.  Approximately 28,000 tonnes of ore were extracted and stockpiled on surface during the quarter.  The total proven reserves in the surface stockpile now stand at approximately 181,000 tonnes, grading 1.9 grams per tonne from development ore.

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  The project is expected to produce an average of 150,000 ounces of gold per year at total cash costs of approximately $250 per ounce, assuming US$/Euro of 1.20.  The mine life is estimated to be 13 years.  Kittila has probable gold reserves of 2.6 million ounces (16.0 million tonnes grading 5.1 grams per tonne).    With a large additional resource, the deposit remains open for expansion.

Surface overburden stripping for the open pits is advanced.  Approximately 2.0 million tonnes of waste rock has been excavated as well.  Much of this rock has been used in road and tailings dam construction.  Construction of the underground decline is on schedule and had advanced approximately 1,000 metres by the end of June 2007.  The mining fleet has been ordered and mechanical installation in the processing plant is underway.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Probable gold reserves of 1.2 million ounces (3.9 million tonnes grading 9.1 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year at total cash costs per ounce of approximately $210, assuming C$/US$ of 1.25.

The shaft at Lapa reached a depth of 1,279 metres below surface as of June 30, 2007 towards the currently planned final depth of 1,375 metres.  The shaft is expected to be completed this quarter.  The development of the underground shaft stations continues as planned, and lateral development is anticipated to begin in the fourth quarter of 2007.  Construction of the surface service facilities is underway.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth.  Proven and probable reserves of 5.2 million ounces (35.6 million tonnes grading 4.5 grams per tonne) are expected to support a mine life through 2021.  Annual gold production post-2011, when the deeper ore is mined, is anticipated to average 320,000 ounces at total cash costs per ounce of approximately $230, assuming C$/US$ of 1.25.

The excavation for the production hoist room was completed.  The focus during the third quarter continues to be on underground infrastructure construction and detailed engineering.  Shaft sinking for the new internal shaft is expected to begin in the fourth quarter of 2007.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 1.8 million ounces (18.6 million tonnes grading 3.1 grams per tonne).  Additionally, the property contains a large silver reserve of over 55 million ounces (the same 18.6 million tonnes grading 92.8 grams per tonne).  The feasibility study has been completed and the third party review is nearing completion.  The Board decision regarding production is expected this month.

Construction of the permanent camp is progressing as expected.  The construction of a 2,800 metre underground exploration ramp commenced in March 2007 and has advanced 280 metres, while construction of a 900 metre light aircraft airstrip is complete.

Exploration drilling is underway on the Mascota zone, and underground drilling on the main Santo Nino zone is expected to begin by the end of the year.  With a large gold and silver resource outside of the reserve envelope, the deposit remains open for expansion.

With the recent completion of the acquisition of Cumberland, Agnico-Eagle now owns 100% of the Meadowbank project in Nunavut.  Meadowbank has proven and probable gold reserves of 2.9 million ounces (21.3 million tonnes grading 4.2 grams per tonne).  With a large additional gold resource, the deposit remains open for expansion.

The exploration focus on Meadowbank during 2007 will be resource to reserve conversion in the vicinity of the open pit reserves, and resource exploration around the Goose South and Goose Island zones.  Further grassroots exploration and diamond drilling will be performed on the large property position, largely to the north of the existing resource.  Currently, three drills are in operation on the property.

The all-weather road construction, detailed engineering and sourcing and acquisition of  the major capital equipment are ongoing.

Agnico-Eagle is pleased to announce the addition of two experienced mine builders to the Meadowbank team.  In July, Mr. Dan Kivari was appointed to the position of General Manager. He is a graduate metallurgical engineer with extensive international operating and project development experience.  Most recently, he was the Vice President Operations having built a 10,000 tonne per day mine and processing plant in South America for a TSX listed Company.

Also Mr. Martin Bergeron was appointed to the position of Mine Manager. He is a graduate mining engineer with extensive international operational and design experience focusing on open pit mining. Most recently, he was the Mine Manager of a 20,000 tonne per day open pit mining operation located in South America for a TSX listed Company.

Both individuals have over 30 years of experience and are a welcome addition to Agnico-Eagle’s mine building team.

Next Exploration Update In Third Quarter

Agnico-Eagle is undertaking its largest ever exploration program in 2007 with expenditures expected to total more than $40 million.  A comprehensive update on all of the exploration properties is expected to be released in September 2007.

Pinos Altos Analyst Tour

Agnico-Eagle is planning to host a tour of its Pinos Altos property on August 20 and August 21, 2007.  The trip is open to equity analysts.  A charter will be departing from Toronto early in the morning on August 20, returning late on August 21.  Interested parties should contact Hazel Winchester at (416) 847-3717 or hwinchester@agnico-eagle.com as soon as possible as spaces are limited.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 25 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at August 1, 2007.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws.  When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “projected” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, total cash costs per ounce, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; statements and information regarding the sufficiency of the Company’s cash resources; and other statements and information regarding anticipated trends with respect to the Company’s capital resources and results of operations.  Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such statements and information. Such risks include, but are not limited to: the Company’s dependence on the LaRonde mine,  the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; the completion of successful negotiations with the royalty holder on certain surface rights and other interests relating to the Pinos Altos property; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Without limiting the foregoing, certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future “total cash cost per ounce” and “minesite cost per tonne” that are not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission.

Detailed Mineral Reserve and Resource Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.  Further information regarding the Company’s mineral reserve and mineral resource estimates (other than in respect of the Meadowbank mine project) can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with Canadian securities regulators and with the United States Securities and Exchange Commission on March 30, 2007.  Marc Legault, Agnico-Eagle’s Vice President, Project Development, a qualified person for the purposes of the Canadian Securities Administrators’ National Instrument 43-101, is the qualified person that supervised the preparation of the material that forms the basis for the  disclosure of scientific and technical information set out in this press release.

The effective date of the Company’s mineral reserves (with the exception of Meadowbank project) is February 21, 2007.  The effective date of the Meadowbank project reserves is December 2005.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted - Unaudited )

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Income and cash flows
LaRonde Division
Revenues from mining operations	$117,935	$126,872	$218,665	$217,453
Production costs	42,810	35,567	78,988	68,754
Gross profit (exclusive of amortization shown below)	$75,125	$91,305	$139,677	$148,699
Amortization	7,094	6,108	14,022	12,105
Gross profit	$68,031	$85,197	$125,655	$136,594

Net income for the period	$37,809	$37,092	$62,731	$74,282
Net income per share (basic)	$0.28	$0.32	$0.49	$0.67
Net income per share (diluted)	$0.27	$0.31	$0.48	$0.65
Cash provided by operating activities	$79,832	$48,095	$135,898	$67,806
Cash used in investing activities	$(25,242)	$(33,170)	$(104,536)	$(64,376)
Cash provided by (used in) financing activities	$1,853	$246,449	$(8,810)	$291,905
Weighted average number of common shares outstanding — basic (in thousands)	133,788	114,434	127,473	110,281
Tonnes of ore milled	679,765	656,902	1,351,249	1,318,430
Head grades:
Gold (grams per tonne)	2.82	2.89	2.91	3.10
Silver (grams per tonne)	68.60	78.20	76.40	77.60
Zinc	3.44%	4.27%	3.57%	4.03%
Copper	0.32%	0.33%	0.35%	0.37%
Recovery rates:
Gold	91.54%	91.35%	91.09%	91.65%
Silver	87.40%	87.70%	87.41%	87.10%
Zinc	87.60%	87.20%	86.40%	87.00%
Copper	86.40%	81.10%	85.50%	82.60%
Payable production:
Gold (ounces)	56,392	55,966	114,980	120,201
Silver (ounces in thousands)	1,135	1,247	2,532	2,474
Zinc (tonnes)	17,462	20,787	35,406	39,250
Copper (tonnes)	1,689	1,590	3,680	3,643
Payable metal sold:
Gold (ounces)	57,366	60,966	114,124	130,643
Silver (ounces in thousands)	1,153	1,185	2,777	2,375
Zinc (tonnes)	16,460	20,621	34,227	38,799
Copper (tonnes)	1,988	1,616	3,966	3,654
Realized prices:
Gold (per ounce)	$683	$687	$676	$646
Silver (per ounce)	$13.28	$13.06	$13.60	$11.94
Zinc (per tonne)	$3,950	$3,786	$3,352	$3,249
Copper (per tonne)	$7,008	$14,901	$6,549	$9,833
Total cash costs (per ounce):
Production costs	$759	$636	$687	$572
Less: Net byproduct revenues	(1,396)	(1,523)	(1,230)	(1,109)
Inventory adjustments	(57)	(86)	58	(44)
Accretion expense and other	(5)	(2)	(5)	(2)

Total cash costs (per ounce) (3)	$(699)	$(975)	$(490)	$(583)
Minesite costs per tonne milled (C$) (3)	$71	$61	$67	$60

(3) Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars, unaudited)

	As at June 30, 2007	As at December 31, 2006

ASSETS
Current
Cash and cash equivalents	$495,334	$458,617
Metals awaiting settlement	76,511	84,987
Inventories:
Ore stockpiles	5,142	2,330
Concentrates	6,841	3,794
Supplies	15,311	11,152
Other current assets	66,305	61,953

Total current assets	665,444	622,833
Other assets	15,317	7,737
Future income and mining tax assets	15,957	31,059
Property, plant and mine development	1,714,628	859,859

	$2,411,346	$1,521,488
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$71,961	$42,538
Dividends payable	647	15,166
Income taxes payable	17,121	14,231

Total current liabilities	89,729	71,935

Reclamation provision and other liabilities	32,392	27,457

Future income and mining tax liabilities	458,789	169,691

Minority Interest	10,195	—

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 133,834,169 (December 31, 2006 — 121,025,635)	1,724,496	1,230,654
Stock options	21,348	5,884
Warrants	15,715	15,723
Contributed surplus	15,128	15,128
Retained earnings	61,259	3,015
Accumulated other comprehensive loss	(17,705)	(17,999)

Total shareholders’ equity	1,820,241	1,252,405

	$2,411,346	$1,521,488

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars except share and per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

REVENUES
Revenues from mining operations	$117,935	$126,872	$218,665	$217,453
Interest and sundry income	4,206	3,125	9,480	4,605
Gain on sale of available-for-sale securities	3,202	339	5,067	21,913

	125,343	130,336	233,212	243,971
COSTS AND EXPENSES
Production	42,810	35,567	78,988	68,754
Loss (gain) on derivative financial instruments	(299)	4,614	5,829	12,045
Exploration and corporate development	9,037	7,051	14,866	12,652
Amortization	7,094	6,108	14,022	12,105
General and administrative	7,623	5,275	16,676	10,819
Provincial capital tax	1,438	344	2,500	897
Interest	970	217	1,721	1,574
Foreign currency translation loss	8,045	6,650	6,778	8,518

Income before income, mining and federal capital taxes	48,625	64,510	91,832	116,607
Income and mining tax expense	10,816	27,418	29,101	42,325

Net income for the period	$37,809	$37,092	$62,731	$74,282

Net income per share — basic	$0.28	$0.32	$0.49	$0.67

Net income per share — diluted	$0.27	$0.31	$0.48	$0.65

Weighted average number of shares outstanding (in thousands)
Basic	133,788	114,434	127,473	110,281
Diluted	138,056	117,817	131,741	113,664

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars, unaudtied)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Operating activities
Net income for the period	$37,809	$37,092	$62,731	$74,282
Add (deduct) items not affecting cash:
Amortization	7,094	6,108	14,022	12,105
Future income and mining taxes	5,932	20,133	22,261	31,835
Unrealized loss on derivative contracts	(705)	1,433	5,018	8,116
Gain on sale of available-for-sale securities	(1,338)	(339)	(3,202)	(21,913)
Amortization of deferred costs and other	19,073	5,970	23,522	7,824
Changes in non-cash working capital balances
Metals awaiting settlement	(1,331)	(31,652)	8,476	(40,560)
Income taxes payable	(301)	6,969	2,890	10,258
Other taxes recoverable	(6,376)	(46)	(3,207)	3,940
Inventories	(3,417)	(238)	(6,008)	(2,389)
Other current assets	(1,773)	(1,355)	(8,826)	(4,260)
Accounts payable and accrued liabilities	25,165	4,020	18,221	(9,189)
Interest payable	—	—	—	(2,243)

Cash provided by operating activities	79,832	48,095	135,898	67,806

Investing activities
Additions to property, plant and mine development	(106,416)	(33,533)	(169,390)	(54,508)
Acquisitions, investments and other	(14,869)	363	(31,189)	(9,868)
Cash acquired upon acquisition of Cumberland Resources Ltd.	96,043	—	96,043	—

Cash used in investing activities	(25,242)	(33,170)	(104,536)	(64,376)

Financing activities
Dividends paid	—	—	(13,406)	(3,166)
Short-term debt	—	3,968	—	7,232
Proceeds from common shares issued	1,853	254,769	4,596	302,456
Share issue costs	—	(12,288)	—	(14,617)

Cash provided by (used in) financing activities	1,853	246,449	(8,810)	291,905

Effect of exchange rate changes on cash and cash equivalents	11,276	(812)	14,165	(846)

Net increase in cash and cash equivalents during the period	67,719	260,562	36,717	294,489
Cash and cash equivalents, beginning of period	427,615	154,909	458,617	120,982

Cash and cash equivalents, end of period	$495,334	$415,471	$495,334	$415,471

Other operating cash flow information:
Interest paid during the period	$540	$45	$1,129	$3,319

Income, mining and capital taxes paid during the period	$3,112	$484	$3,137	$968

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

(thousands of dollars, except where noted)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30 2007	Six months ended June 30, 2006

Cost of production per Consolidated Statements of Income	$42,810	$35,567	$78,988	$68,754
Adjustments:
Byproduct revenues	(78,745)	(85,188)	(141,489)	(133,227)
Inventory adjustment(i)	(3,210)	(4,833)	6,683	(5,337)
Non-cash reclamation provision	(280)	(112)	(544)	(217)

Cash operating costs	$(39,425)	$(54,566)	$(56,362)	$(70,027)

Payable gold production (ounces) (v)	56,392	55,966	114,980	120,201

Total cash costs (per ounce)(ii)	$(699)	$(975)	$(490)	$(583)

(thousands of dollars, except where noted)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Cost of production per Consolidated Statements of Income	$42,810	$35,567	$78,988	$68,754
Adjustments:
Inventory adjustments(iii)	1,401	153	4,895	1,562
Non-cash reclamation provision	(280)	(112)	(544)	(217)

Minesite operating costs (US$)	43,931	$35,608	83,339	$70,099

Minesite operating costs (C$)	48,037	$39,973	90,719	$79,438

Tonnes of ore milled (000’s tonnes)	679	657	1,351	1,318

Minesite costs per tonne (C$)(iv)	$71	$61	$67	$60

Notes:

(i)                                    Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                 Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                              This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                             Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance

(v)                                Payable gold production means the quantity of gold produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.